EXHIBIT 99.1
                                                                    ------------



                     COMPTON ANNOUNCES 2003 YEAR END RESULTS


FOR IMMEDIATE RELEASE                                             APRIL 28, 2004


CALGARY, ALBERTA - Compton Petroleum Corporation ("Compton" or the "Company") is pleased to announce its financial and operating results for the year and quarter ended December 31, 2003.

HIGHLIGHTS:

    o Record 12 month cash flow                $155 million
    o Drilling results                         83% success rate
    o Production replacement                   2.5 times
    o Total proved plus probable reserves      119 million boe, 80% natural gas
    o Total proved reserves                    85 million boe, 80% natural gas
    o Reserve value                            $1 billion, 8% DCF; $900 million,
                                               10% DCF


RECORD CASH FLOW AND NET EARNINGS

Compton's cash flow in 2003 was $155 million, a 61% increase from 2002. Current year cash flow and net earnings benefited from higher commodity prices. The average price per boe received by the Company in 2003 increased 50% from 2002. Net earnings totaled $119 million, up from $18 million in the prior year. In addition to increased commodity prices, net earnings included a $39 million after tax unrealized foreign exchange gain on the Company's U.S. denominated debt and a $37 million recovery of future income taxes resulting from a decrease in statutory income tax rates. Net earnings excluding these non-operational amounts was $43 million an increase of 132% over 2002.

RESERVE GROWTH

Compton's reserves represent a solid, long life, predominately gas weighted reserve base. The Company's reserves were evaluated 100% by Netherland Sewell & Associates Inc. in accordance with the stringent new standards of National Instrument 51-101, "Standards of Disclosure for Oil and Gas Activities". Total proved reserves at year end were 85 million boe, while total proved plus probable reserves were 119 million boe and were valued at over $1 billion, 8% DCF.

Approximately 80% of the Company's gas reserves are tight unconventional gas, extending the life of Compton's reserves to 13 years, on a proved plus probable basis. Tight gas is characterized by center basin gas systems which are largely water free with lower than normal permeability. Such systems experience relatively high decline rates during initial production and then stabilize with decline rates of 10% or less.

Compton drilled a total of 117 wells in the second half of the year including 69 wells in the fourth quarter. Many of these wells were not completed or tied in at year end and only minimal reserves could be assigned to these wells at December 31, 2003 due to their limited production history. As a result, Compton anticipates positive reserve revisions from these wells in future years.

DRILLING RESULTS

The Company's 168 well drilling program achieved an overall success rate of 83% from internally generated prospects, replaced production 2.5 times and resulted in strong reserve growth. Of the total wells drilled, 43% were classified as exploratory wells and 57% were classified as development wells.

FINANCIAL SUMMARY
----------------------------------------------------------------------------------------------------------------------
                                           THREE MONTHS ENDED DEC. 31                   YEAR ENDED DEC. 31
($000's, except per share amounts)       2003       2002(1)      % Change          2003        2002(1)      % Change
----------------------------------------------------------------------------------------------------------------------
Gross revenue                           $82,182     $72,332          14%         $334,693     $219,787          52%

Cash flow from operations (2)           $32,625     $34,542          -6%         $154,893     $ 96,072          61%
  Per share  - basic                    $  0.28     $  0.30          -7%         $   1.33     $   0.85          56%
             - diluted                  $  0.27     $  0.29          -7%         $   1.27     $   0.82          55%

Net earnings                            $11,782     $ 2,831         316%         $118,880     $ 18,312         549%
  Per share  - basic                    $  0.10     $  0.02         400%         $   1.02     $   0.16         538%
             - diluted                  $  0.10     $  0.02         400%         $   0.97     $   0.16         506%

Capital expenditures                                                             $285,483     $155,108          84%
Corporate debt, net                                                              $353,402     $268,495          32%
Shareholders' equity                                                             $356,906     $240,118          49%

Weighted averages shares (000s)
             - basic                                                              116,267      113,428          3%
             - diluted                                                            122,123      118,000          3%
----------------------------------------------------------------------------------------------------------------------

(1)  Restated for changes in accounting policy adopted in 2003.

(2) The term "cash flow from operations" should not be considered an alternative to, or more meaningful than "cash flow from operating activities" as determined in accordance with Canadian GAAP as an indicator of the Company's financial performance. Compton's determination of cash flow from operations may not be comparable to that reported by other companies. The other items required to arrive at cash flow from operating activities are considered to be corporate charges.

OPERATING SUMMARY
---------------------------------------------------------------------------------------------------------------------------
                                                THREE MONTHS ENDED DEC. 31                   YEAR ENDED DEC. 31
(6:1 boe converstion)                         2003       2002(1)      % Change          2003        2002(1)       % Change
---------------------------------------------------------------------------------------------------------------------------
Average daily production
   Natural gas (mmcf/d)                         123         121           2%              118             112          5%
   Liquids (light oil & ngl's) (bbls/d)       6,010       6,390          -6%            5,924           6,503         -9%
   Total oil equivalent (boe/d)              26,484      26,567           0%           25,552          25,137          2%

Average realized prices
   Natural gas ($/mcf)                       $ 5.52      $ 4.80          15%           $ 6.01           $3.67         64%
   Liquids ($/bbl)                           $33.88      $32.19           5%           $34.39          $29.43         17%
   Total oil equivalent ($/boe)              $33.33      $29.59          13%           $35.66          $23.95         49%
Field operating netback ($/boe)                                                        $21.17          $13.82         53%
Cash flow netback ($/boe)                                                              $16.64          $10.39         60%

Undeveloped land
   Gross acres                                                                      1,042,802       1,042,923          0%
   Net acres                                                                          767,364         742,465          3%
   Average working interest                                                                74%             71%         3%

Reserves
   Proved oil equivalent (mboe)                                                        84,627(2)       82,156          3%
   Proved plus probable oil equivalent
  (mboe)                                                                              118,763(2)      103,500(1)       5%

Reserve life index (years)
  Total proved                                                                            9.0             8.9          1%
   Proved plus probable                                                                  12.7            11.2(1)      13%
---------------------------------------------------------------------------------------------------------------------------

(1)  Represents proved plus risked probable reserves (established) for 2002.

(2)  Does not include royalty interest equivalent barrels.


2003 OPERATIONS REVIEW

FACILITIES UPDATE

Production growth in 2003 was constrained in Southern Alberta by gas plant and pipeline capacity restrictions. With the acquisition of the Mazeppa and Gladys facilities and related infrastructure by Mazeppa Processing Partnership ("MPP") in July of 2003, Compton acquired control and management of the facilities. Expansion plans were immediately initiated to facilitate the Company's drilling program in the area. Construction on the plant commenced in December 2003 and is scheduled to be completed the first week of May 2004.

The sour gas processing capacity of the Mazeppa gas plant was increased by 10 mmcf/d to 90 mmcf/d during a routine turnaround in October 2003. Additionally, the sweet gas processing capacity of the plant is being expanded by 45 mmcf/d. Processing capacity in Southern Alberta commencing the second half of 2004 will be 172 mmcf/d. With these additions, Compton's available processing capacity should be sufficient to accommodate production additions for the next few years. Future expansions, when required, can be undertaken by Compton as operator, ensuring timely completion.

DRILLING SUMMARY

Compton drilled 168 gross (134 net) wells in 2003 with an 83% success rate. Of the 168 wells drilled in 2003, 43% were classified as exploratory wells and 57% were classified as development wells. Seven of the wells drilled are standing cased wells and are awaiting completion and testing. These wells are not included in the following table.

--------------------------------------------------------------------------------------------------------
                            NATURAL GAS      OIL          D&A         TOTAL         NET       SUCCESS
--------------------------------------------------------------------------------------------------------
AREA
Southern Alberta                 82            4           13           99           84         86%
Central Alberta                  26            2            5           33           19         85%
Peace River Arch                  7           12           10           29           20         66%
--------------------------------------------------------------------------------------------------------
2003 TOTAL                      115           18           28          161          123         83%
--------------------------------------------------------------------------------------------------------

SOUTHERN ALBERTA

Compton incurred expenditures of $126 million on development and exploration activities in Southern Alberta in 2003, drilling 102 (91 net) wells with an 86% success rate. At year end, the Company's undeveloped land base in Southern Alberta totaled 400,000 net acres.

The Company continued to expand its Hooker play in 2003, into predominantly 100% owned acreage. During the year, Compton drilled a total of 8 exploratory and 11 development wells targeting Basal Quartz sandstones, with a success rate of 74%. As a result, the Hooker trend was extended six miles to the north and three miles to the southeast.

Compton drilled and cased 2 exploratory wells at Aphrodite in 2003. During the year, negotiations with a dominant surface land owner in the area were successfully concluded, allowing continued exploration in the area. Compton is currently negotiating surface access for 4 exploratory wells to be drilled in 2004 at Aphrodite.

An unusually wet spring in 2003 created drilling delays in the Company's medium depth gas program. Compton accelerated drilling in the second half of the year. Using seismic data and trend mapping, the Company drilled a total of 70 wells with a 89% success rate. This program resulted in the discovery of new pools six miles south and five miles east of the existing Belly River producing area.

Compton drilled 3 wells at Callum with a 100% success rate during the year. The Company holds over 100 sections of undeveloped land at Callum and plans to continue exploring the area.

CENTRAL ALBERTA

Drilling in Central Alberta was delayed in the first half of the year due to wet spring weather and an extended break-up. By the end of the year, Compton drilled 36 (21 net) wells with an overall success rate of 86%, incurring $39 million of capital expenditures. Undeveloped acreage in Central Alberta totaled 182,000 net acres at year end.

In the Niton area, 14 wells were drilled with a 93% success rate. Results were very promising, resulting in the identification of several new drilling locations. The Company entered Niton in December 2002 and considers the area to be very promising as it is geologically similar to the Hooker trend. The Niton area is one of increasing focus for the Company and the exploration program will be expanded in 2004.

In the first quarter of 2003, Compton drilled 2 successful gas wells at Thornbury, 3 dry holes and 1 standing well.

PEACE RIVER ARCH

In 2003, Compton drilled 30 (22 net) wells in the Peace River Arch with an 66% success rate. Capital spending in the area during the year totaled $31 million and the Company's undeveloped land position was 94,000 net acres at year end.

The 2003 drilling program included 15 wells targeting the Cecil and Worsley Charlie Lake oil pools. The Worsely oil pool was extended a half mile to the north with 3 successful step outs. A pilot waterflood in the centre of the Worsley Charlie Lake pool was initiated in June 2002 to optimize oil recovery. By December 2002, response to the waterflood was evident in offsetting wells. The Worsley waterflood project has continued to show positive results during 2003 and a second pilot waterflood on the North end of the pool has been initiated. A field wide waterflood project is planned at Worsely in 2004.

Elsewhere on the Arch, the Company drilled 7 successful wells in 2003 targeting shallow Dunvegan sandstones at Howard.

RESERVES

Compton engaged the international, integrated petroleum engineering and geological consulting firm of Netherland Sewell & Associates Inc. ("Netherland Sewell") as independent reserve evaluators for Compton's reporting period ending on December 31, 2003. Netherland Sewell's evaluation, conducted in accordance with the stringent new standards of National Instrument 51-101, "Standards of Disclosure for Oil and Gas Activities", confirmed Compton's, long life, predominately gas weighted reserve base.

The Company's proved reserves, after production, increased 3% to 85 million boe. Proved plus probable reserve adds, after production, increased 15% to 119 million boe, compared to 2002 established reserves.

---------------------------------------------------------------------------------------------------------------------
RESERVES CATEGORY                          CRUDE OIL(1)         NATURAL GAS(1)        NGL'S(1)          TOTAL(1)
                                          GROSS      NET       GROSS      NET     GROSS       NET     GROSS     NET
                                          (MBBL)    (MBBL)     (BCF)     (BCF)   (MBBL)     (MBBL)   (MBOE)    (MBOE)
---------------------------------------------------------------------------------------------------------------------
PROVED
    Developed Producing                   6,530     6,059       322       263     6,592     4,957    66,806    54,849
    Developed Non-Producing                 163       159        32        24       575       375     5,996     4,534
    Undeveloped                           2,494     1,945        49        38     1,120       784    11,825     9,062
---------------------------------------------------------------------------------------------------------------------
TOTAL PROVED                              9,187     8,163       403       325     8,287     6,116    84,627    68,446
PROBABLE                                  2,847     2,016       165       135     3,741     2,801    34,136    27,317
---------------------------------------------------------------------------------------------------------------------
TOTAL PROVED PLUS PROBABLE               12,034    10,179       568       460    12,028     8,917   118,763    95,763
---------------------------------------------------------------------------------------------------------------------

(1)  Does not include royalty interest equivalent barrels.

NET PRESENT VALUE OF RESERVES, FORECAST PRICES AND COSTS
----------------------------------------------------------------------------------------------------------
                                                             FUTURE NET REVENUE BEFORE INCOME TAXES (1)
                                                                        DISCOUNTED AT A RATE OF
                                                           -----------------------------------------------
($000's)                                                          0%               8%              10%
----------------------------------------------------------------------------------------------------------
PROVED
    Producing                                                $1,189,996        $ 619,478         $561,589
    Non-producing                                               102,776           58,159           52,574
    Undeveloped                                                 218,206           88,995           75,136
----------------------------------------------------------------------------------------------------------
                                                             $1,510,978        $ 766,632         $689,299
TOTAL PROVED
Probable                                                        612,247          241,515          202,551
----------------------------------------------------------------------------------------------------------

TOTAL PROVED PLUS PROBABLE                                   $2,123,225       $1,008,147         $891,850
----------------------------------------------------------------------------------------------------------

(1) As an independent reserves evaluator, Netherland Sewell does not provide price forecasts. April 1, 2004 pricing forecasts prepared by McDaniel & Associates Consultants Ltd. were utilized in determining the future net revenues presented above. These forecasts are below current forward prices.


RESERVE RECONCILIATION (NET AFTER ROYALTIES)
-----------------------------------------------------------------------------------------------------------------------
                                      CRUDE OIL AND NGL'S (1)                             NATURAL GAS (1)
-----------------------------------------------------------------------------------------------------------------------
                           NET PROVED     NET PROBABLE      NET PROVED      NET PROVED    NET PROBABLE     NET PROVED
                             (MBBL)           (MBBL)      PLUS PROBABLE       (MMCF)         (MMCF)       PLUS PROBABLE
                                                             (MBBL)                                            (MMCF)
-----------------------------------------------------------------------------------------------------------------------
December 31, 2002               11,884          4,116        16,000          310,419         72,512           382,931
Extensions                       1,397             --         1,397            9,940            226            10,166
Improved recovery                  810            139           949            6,595          (293)             6,302
Technical revisions                604          (923)         (319)         (10,443)            861           (9,582)
Discoveries                        661          1,180         1,841           37,593         62,670           100,263
Acquisitions                       404             --           404            2,333             --             2,333
Economic factors                   344            304           648               86          (629)             (543)
Production                     (1,824)             --       (1,824)         (31,568)             --          (31,568)
-----------------------------------------------------------------------------------------------------------------------
December 31, 2003               14,280          4,816        19,096          324,955        135,347           460,302
-----------------------------------------------------------------------------------------------------------------------

(1)  Does not include royalty interest equivalent barrels.

CAPITAL EXPENDITURES

Drilling and completions expenditures increased 68%, as the Company drilled almost two times the number of wells in 2003 as in 2002. Spending on land and seismic increased 28% from the previous year. Land prices in Alberta are currently higher than historical averages due to increased competition in the oil and gas industry. Facilities expenditures more than doubled from 2002, consistent with increased drilling activity and compression requirements associated with the tie-in of lower pressured Belly River wells.

------------------------------------------------------------------------------------------------------------
                                                  2003                     2002                   2001
------------------------------------------------------------------------------------------------------------
                                            ($000S)      %           ($000s)      %         ($000s)      %
------------------------------------------------------------------------------------------------------------
Drilling and completions                   $126,308      57        $ 75,369      48        $ 84,658      44
Land and seismic                             37,128      17          29,096      19          25,883      14
Facilities                                   46,068      21          21,714      14          27,643      15
Acquisitions, net                            11,224       5          28,929      19          22,614      11
------------------------------------------------------------------------------------------------------------
Oil and gas expenditures                    220,728     100         155,108     100         160,798      84
Corporate acquisitions                            -       -               -       -          29,669      16
------------------------------------------------------------------------------------------------------------
Sub-total                                   220,728     100         155,108     100         190,467     100
Processing expenditures                      64,755
Total                                      $285,483                $155,108                $190,467
------------------------------------------------------------------------------------------------------------

FINDING & DEVELOPMENT COSTS

Finding, development and acquisition ("FD&A") costs associated with the 2003 exploration and development program, calculated in accordance with NI 51-101 and including revisions and changes in future capital were $20.91/boe on a proved basis and $14.11/boe on a proved plus probable basis. Excluding acquisitions, finding and development ("F&D") costs were $21.40/boe proved and $14.11 proved plus probable.

It should be noted that the aggregate of the exploration and development costs incurred in 2003 and the change during the year in estimated future development costs, generally will not reflect total F&D costs related to reserves additions for the year.

For comparative purposes FD&A costs, excluding changes in future capital, calculated on a basis consistent with prior years is presented below.

--------------------------------------------------------------------------------
($/boe)                                         2003        2002        2001
--------------------------------------------------------------------------------

FD&A costs, proved                             $18.71       $7.92       $9.88
FD&A costs, proved plus probable (1)           $ 8.98       $5.35       $9.90
--------------------------------------------------------------------------------

(1) Calculated using proved plus risked probable (established) reserves for 2002 and 2001.

UNDEVELOPED LAND

In 2003, Compton continued to expand its land base in its three core operating areas. The Company's total land position at December 31, 2003 consisted of 1,080,798 net acres and is sufficient to generate up to five years of internal drilling prospects. Undeveloped land increased by 3% to 767,364 net acres from the prior year, predominantly due to land acquisitions in Southern and Central Alberta. The Company has an average 74% working interest in its large undeveloped land base.

FINANCIAL REVIEW

PRODUCTION
---------------------------------------------------------------------------------------------------------
                                                        THREE MONTHS ENDED DEC 31      YEAR ENDED DEC 31
(6:1 boe conversion)                                         2003        2002          2003         2002
---------------------------------------------------------------------------------------------------------
Average daily production
   Natural gas (mmcf/d)                                       123         121           118          112
   Liquids (light oil & ngl's) (bbls/d)                     6,010       6,390         5,924        6,503
---------------------------------------------------------------------------------------------------------
   Total oil equivalent (boe/d)                            26,484      26,567        25,552       25,137
---------------------------------------------------------------------------------------------------------

Production growth in 2003 was constrained by weather related delays, plant turnarounds, and most significantly, insufficient processing and pipeline capacity in Southern Alberta. Several initiatives were undertaken by the Company in 2003 to expand facilities and eliminate production restraints.

Compton's production profile continues to reflect the Company's focus on natural gas, which accounted for approximately 77% of the current year's production. Natural gas production averaged 118 mmcf/d in 2003, a 5% increase from 2002, while liquids production decreased by 9% to 5,924 bbls/d.

Production in the fourth quarter of 2003 was comparable to the same period of 2002. Production increased by 9% from the third quarter of 2003 as additional wells were tied in during the fourth quarter of the year.

CASH FLOW AND NET EARNINGS
-------------------------------------------------------------------------------------------------
                                                THREE MONTHS ENDED DEC 31      YEAR ENDED DEC 31
($000s, except where noted)                         2003          2002         2003          2002
-------------------------------------------------------------------------------------------------
Cash flow from operations                        $32,625     $34,542       $154,893      $96,072
  Per share  - basic ($/share)                   $  0.28     $  0.30       $   1.33      $  0.85
             - diluted ($/share)                 $  0.27     $  0.29       $   1.27      $  0.81

Net earnings                                     $11,782     $ 2,831       $118,880      $18,312
  Per share  - basic ($/share)                   $  0.10     $  0.02       $   1.02      $  0.16
             - diluted ($/share)                 $  0.10     $  0.02       $   0.97      $  0.16
--------------------------------------------------------- ----------- -------------- ------------

Cash flow from operations in 2003 was $155 million ($1.33/share basic), a 61% increase from the previous year. Net earnings for the year totaled $119 million ($1.02/share basic), as compared to $18 million ($0.16/share basic) in 2002.

Current year cash flow and net earnings benefited from higher commodity prices. The average price per boe received by the Company in 2003 increased 50% from 2002. In addition to higher commodity prices, net earnings in the current year included a $39 million, after tax, unrealized foreign exchange gain on the Company's U.S. dollar denominated debt and a $37 million recovery of future income taxes relating to statutory income tax rate changes. Net earnings excluding these items was $43 million, an increase of 132% over 2002.

During the fourth quarter of 2003, Compton realized cash flow of $33 million, consistent with the fourth quarter of 2002. Fourth quarter earnings totaled $12 million, up from $3 million dollars in the same period of 2002. The increase to earnings in the final quarter of 2003 resulted from higher commodity prices and an unrealized foreign exchange gain of $8 million, after tax.

Cash flow in the final quarter of 2003 was comparable to the third quarter of 2003, while net income increased by 10% from the third quarter of 2003. Higher net income in the fourth quarter of 2003 resulted from increased production volumes.

PRICING AND REVENUE
-------------------------------------------------------------------------------------------------------------
                                                      THREE MONTHS ENDED DEC. 31         YEAR ENDED DEC. 31
($000s, except where noted)                                 2003            2002         2003         2002
-------------------------------------------------------------------------------------------------------------
Oil and gas revenue                                       $81,217        $72,332       $332,759      $219,787
Processing income                                             965             --          1,934            --
-------------------------------------------------------------------------------------------------------------
Total revenue                                             $82,182        $72,332       $334,693      $219,787

Average pricing
   Natural gas ($/mcf)                                    $  5.52        $  4.80       $   6.01      $   3.67
   Liquids ($/bbl)                                        $ 33.88        $ 32.19       $  34.39      $  29.43
-------------------------------------------------------------------------------------------------------------
Total oil equivalent ($/boe)                              $ 33.33        $ 29.59       $  35.66      $  23.95
-------------------------------------------------------------------------------------------------------------

Compton realized $333 million in petroleum and natural gas revenue in 2003, up 51% from the previous year. The increase in revenue resulted primarily from higher realized prices in 2003. Compton's average realized natural gas price was $6.10/mcf in 2003, before hedge losses. The average realized liquids price in 2003 was $35.11/bb1, before hedge losses.

In the fourth quarter of 2003, the Company realized petroleum and natural gas revenue of $81 million, an increase of 13% from the fourth quarter of 2002 due to higher realized prices and increased volumes. In the final quarter of 2003, Compton's average price including hedge losses was $33.33/boe, an increase of 12% from the fourth quarter of 2002. Petroleum and natural gas revenue in the fourth quarter of 2003 was up 7% from the third quarter of 2003 due to increased production volumes.

Processing income in 2003 results from the consolidation of MPP and reflects third party natural gas processing fees.

HEDGING

The Company, from time to time, enters into hedge transactions to manage fluctuations in commodity prices. Oil and gas revenues for the year ended December 31, 2003 include losses of $8 million on these transactions. At December 31, 2003 there was an unrealized gain of $2 million on commodity hedges, as calculated on a mark-to-market basis by the issuer of the instrument.

ROYALTIES
------------------------------------------------------------------------------------------------------------
                                                     THREE MONTHS ENDED DEC 31         YEAR ENDED DEC 31
                                                          2003         2002          2003          2002
------------------------------------------------------------------------------------------------------------
Royalties, net of credits ($000's)                      $20,289      $15,498         $82,566      $47,497
Percentage of oil and gas revenue                          25.0%        21.4%           24.8%        21.6%
------------------------------------------------------------------------------------------------------------

The Company's royalty obligations for 2003, net of the Alberta Royalty Tax Credit, amounted to $83 million, a 74% increase from 2002 royalties. The average royalty rate on total production was 24.8% in 2003, compared to 21.6% for the preceding year.

Royalties in the fourth quarter of 2003 increased 31% to $20 million, resulting in a royalty rate of 25.0% compared to 21.4% in the same period of 2002. The royalty rate in the third quarter of 2003 was 24.4%, comparable with the fourth quarter 2003 rate.

The increase in royalties for the 3 and 12 months ended December 31, 2003, compared to similar periods in 2002, is attributable to higher prices in the current year and the effects of the provincial sliding-scale Crown royalty structure, which imposes higher royalty rates at higher commodity prices.

OPERATING EXPENSE
-------------------------------------------------------------------------------------------------------------
                                                          THREE MONTHS ENDED DEC 31       YEAR ENDED DEC 31
($000s, except where noted)                                   2003         2002            2003         2002
-------------------------------------------------------------------------------------------------------------
Oil and gas operating expenses                               $14,757     $12,182         $52,733     $45,546
Processing expenses (recovery)                                  (740)         --            (745)         --
-------------------------------------------------------------------------------------------------------------
Total operating expenses                                     $14,017     $12,182         $51,988     $45,546

Oil and gas operating expenses per boe ($/boe)               $  6.06     $  4.98         $  5.65     $  4.96
-------------------------------------------------------------------------------------------------------------

On a unit-of-production basis, oil and gas operating costs were $5.65/boe, a 14% increase from operating costs per boe in 2002. In the final quarter of 2003, oil and gas operating costs were $6.06/boe, up 22% from the same period in 2002 and up 5% from the third quarter of 2003. The major contributors to this increase were the overall rise in the cost of goods and services in the oil and natural gas industry, additional field staff required for expanding operations and higher energy costs.

GENERAL & ADMINISTRATIVE EXPENSE
-----------------------------------------------------------------------------------------------------
                                                THREE MONTHS ENDED DEC 31        YEAR ENDED DEC 31
($000s, except where noted)                       2003            2002          2003           2002
-----------------------------------------------------------------------------------------------------
Oil and gas G&A                                 $ 3,016         $ 2,444       $11,992         $ 9,845
Processing  G&A                                      87              --           214              --
-----------------------------------------------------------------------------------------------------
Total G&A                                       $ 3,103         $ 2,444       $12,206         $ 9,845

Oil and gas G&A per boe ($/boe)                 $  1.24         $  1.00       $  1.29         $  1.07
-----------------------------------------------------------------------------------------------------

On a boe basis, net oil and gas G&A costs were $1.29, a 21% increase from $1.07/boe incurred in 2002. G&A per boe in the fourth quarter of 2003 increased 24% from the fourth quarter of 2002. Additional full-time employees required due to the expanded activities of the Company, additional regulatory and reporting related costs, and higher insurance costs contributed to increased G&A in 2003.

INTEREST EXPENSE
----------------------------------------------------------------------------------------------
                                           THREE MONTHS ENDED DEC 31       YEAR ENDED DEC 31
($000s, except where noted)                    2003         2002          2003           2002
----------------------------------------------------------------------------------------------
Total interest expense                       $8,660       $7,173      $  29,230     $  20,130
Debt outstanding                                                      $ 377,746     $ 300,634
----------------------------------------------------------------------------------------------

Interest expense increased in 2003 due to higher overall debt levels. The average debt outstanding rose in 2003 as the Company increased the amount drawn on its syndicated credit facility to fund MPP's acquisition and expansion of the Mazeppa and Gladys gas plants and related infrastructure. Additionally, debt increased as total capital expenditures in 2003 exceeded the current year's cash flow.

DEPLETION, DEPRECIATION & AMORTIZATION

The Company's total depletion, depreciation & amortization ("DD&A"), which includes a charge for asset retirement obligations, was $6.62/boe in 2003 compared to $6.05/boe in 2002. Capital expenditures in 2003, future capital expenditures relating to the development of proved non-producing reserves, and the adoption of the asset retirement obligations accounting policy, increased the Company's depletion base.

================================================================================
COMPTON PETROLEUM CORPORATION
CONSOLIDATED BALANCE SHEETS
(unaudited)
--------------------------------------------------------------------------------

                                                  DECEMBER 31,     December 31,
                                                      2003             2002
                                                  -----------      -----------
                                                               (restated Note 2)

ASSETS

Current
    Cash                                          $    15,548      $    14,725
    Accounts receivable and other                      97,283           80,689
                                                  -----------      -----------

                                                      112,831           95,414
Deferred financing charges                             11,432           13,444
Property and equipment                                940,057          715,001
                                                  -----------      -----------

                                                  $ 1,064,320      $   823,859
                                                  ===========      ===========

LIABILITIES

Current
    Bank debt (Note 4)                            $   164,500      $    40,000
    Accounts payable                                   85,730           62,059
    Taxes payable                                       2,757            1,216
                                                  -----------      -----------

                                                      252,987          103,275
Senior term notes (Note 5)                            213,246          260,634
Asset retirement obligations (Note 6)                  17,329           17,335
Other liabilities (Note 10)                               155              126
Future income taxes (Note 11)                         223,807          202,371
                                                  -----------      -----------

                                                      707,524          583,741
                                                  -----------      -----------

NON-CONTROLLING INTEREST (Note 3)                        (110)              --
                                                  -----------      -----------

SHAREHOLDERS' EQUITY

Capital stock (Note 7)                                131,577          128,079
Contributed surplus (Note 2c)                             760               --
Retained earnings                                     224,569          112,039
                                                  -----------      -----------

                                                      356,906          240,118
                                                  -----------      -----------

                                                  $ 1,064,320      $   823,859
                                                  ===========      ===========



See accompanying notes to the consolidated financial statements.

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
Periods ended December 31,
(unaudited) (thousands of dollars, except per share amounts)
--------------------------------------------------------------------------------

                                                                 THREE MONTHS ENDED                    YEAR ENDED
                                                           ---------------------------         ---------------------------
                                                              2003              2002              2003              2002
                                                           ---------         ---------         ---------         ---------
                                                                           Restated (Note 2)                   Restated (Note 2)
REVENUE
  Oil and natural gas revenues                             $  82,182         $  72,332         $ 334,693         $ 219,787
  Royalties                                                  (20,289)          (15,498)          (82,566)          (47,497)
                                                           ---------         ---------         ---------         ---------
                                                              61,893            56,834           252,127           172,290
                                                           ---------         ---------         ---------         ---------
EXPENSES
  Operating                                                   14,017            12,182            51,988            45,546
  General and administrative                                   3,103             2,444            12,206             9,845
  Interest, net                                                8,660             7,173            29,230            20,130
  Depletion and depreciation                                  17,046            14,454            61,749            55,473
  Accretion of asset retirement
    obligations (Note 6)                                         387               328             1,436             1,241
  Foreign exchange (gain) loss                                (9,571)           (1,105)          (47,368)            1,583
  Stock-based compensation (Note 8)                              793               692               793               190
                                                           ---------         ---------         ---------         ---------
                                                              34,435            36,168           110,034           134,008
                                                           ---------         ---------         ---------         ---------

EARNINGS  BEFORE TAXES AND  NON-CONTROLLING
INTEREST                                                      27,458            20,666           142,093            38,282
                                                           ---------         ---------         ---------         ---------

TAXES
  Current                                                      2,089               278             3,282             1,428
  Future                                                      13,170            17,557            20,041            18,542
                                                           ---------         ---------         ---------         ---------
                                                              15,259            17,835            23,323            19,970
                                                           ---------         ---------         ---------         ---------

EARNINGS BEFORE NON-CONTROLLING INTEREST                      12,199             2,831           118,770            18,312

NON-CONTROLLING INTEREST                                         417                --              (110)               --
                                                           ---------         ---------         ---------         ---------

NET EARNINGS                                               $  11,782         $   2,831         $ 118,880         $  18,312
                                                          ==========        ==========        ==========        ==========

EARNINGS PER SHARE (Note 9)
   Basic                                                   $    0.10         $    0.02         $    1.02         $    0.16
                                                           =========         =========         =========         =========

   Diluted                                                 $    0.10         $    0.02         $    0.97         $    0.16
                                                           =========         =========         =========         =========

--------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF RETAINED EARNINGS
Periods ended December 31,
(unaudited) (thousands of dollars)
--------------------------------------------------------------------------------------------------------

                                                                 THREE MONTHS ENDED                    YEAR ENDED
                                                           ---------------------------         ---------------------------
                                                              2003              2002              2003              2002
                                                           ---------         ---------         ---------         ---------
                                                                           Restated (Note 2)                    Restated (Note 2)

RETAINED EARNINGS, as previously reported                  $ 220,313         $ 115,611         $ 117,720         $ 101,288
Change in accounting policies
   Asset retirement obligations (Note 2a)                     (5,913)           (5,659)           (5,681)           (5,195)
                                                           ---------         ---------         ---------         ---------

RETAINED EARNINGS, as restated                               214,400           109,952           112,039            96,093
Net earnings                                                  11,782             2,831           118,880            18,312
Premium on redemption of shares                               (1,613)             (744)           (6,350)           (2,366)
                                                           ---------         ---------         ---------         ---------

RETAINED EARNINGS, end of period                           $ 224,569         $ 112,039         $ 224,569         $ 112,039
                                                           =========         =========         =========         =========



See accompanying notes to the consolidated financial statements.

-----------------------------------------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW
Periods ended December 31,
(unaudited) (thousands of dollars)
-----------------------------------------------------------------------------------------------------------------

                                                                  THREE MONTHS ENDED                    YEAR ENDED
                                                            ---------------------------         ---------------------------
                                                               2003              2002              2003              2002
                                                            ---------         ---------         ---------         ---------
                                                                            Restated (Note 2)                   Restated (Note 2)
OPERATING ACTIVITIES
  Net earnings                                              $  11,782         $   2,831         $ 118,880         $  18,312
  Amortization of deferred charges                                541               688             2,144             1,367
  Depletion and depreciation                                   17,046            14,454            61,749            55,473
  Accretion of asset retirement obligations                       387               328             1,436             1,241
  Unrealized foreign exchange (gain) loss                      (9,569)           (1,105)          (47,388)            1,583
  Stock-based compensation                                        760                --               760                --
  Future income taxes                                          13,170            17,557            20,041            18,542
  Pension expense                                                  29                --                64                --
  Asset retirement expenditures                                (1,938)             (211)           (2,683)             (446)
  Non-controlling interest                                        417                --              (110)               --
                                                            ---------         ---------         ---------         ---------
  Cash flow from operations                                    32,625            34,542           154,893            96,072
  Change in non-cash working capital                            8,658            (6,744)            1,354            (4,843)
                                                            ---------         ---------         ---------         ---------
                                                               41,283            27,798           156,247            91,229
                                                            ---------         ---------         ---------         ---------

FINANCING ACTIVITIES
  Issuance (repayment) of bank debt                            51,000            25,000           124,500          (190,000)
  Capital lease obligations                                        (9)             (239)              (36)             (323)
  Issuance of senior notes                                         --                --                --           259,050
  Deferred financing charges                                       --              (375)             (128)          (14,810)
  Proceeds from share issuances (net)                           4,251            17,245             6,400            18,177
  Redemption of common shares                                  (2,009)             (801)           (7,942)           (3,026)
  Change in non-cash working capital                           (5,634)            3,514            (1,387)            3,514
                                                            ---------         ---------         ---------         ---------
                                                               47,599            44,344           121,407            72,582
                                                            ---------         ---------         ---------         ---------

INVESTING ACTIVITIES
  Property and equipment additions                            (82,761)          (54,851)         (222,055)         (127,993)
  Property acquisitions                                         2,751           (38,123)          (65,622)          (44,857)
  Property dispositions                                         1,553            17,481             2,194            17,700
  Change in non-cash working capital                              (36)            7,104             8,652             1,012
                                                            ---------         ---------         ---------         ---------
                                                              (78,493)          (68,389)         (276,831)         (154,138)
                                                            ---------         ---------         ---------         ---------

CHANGE IN CASH                                                 10,389             3,753               823             9,673
CASH, beginning of period                                       5,159            10,972            14,725             5,052
                                                            ---------         ---------         ---------         ---------
CASH, end of period                                         $  15,548         $  14,725         $  15,548         $  14,725
                                                            =========         =========         =========         =========


See accompanying notes to the consolidated financial statements

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated) December 31, 2003
--------------------------------------------------------------------------------

1.     BASIS OF PRESENTATION

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries from their respective dates of acquisition. The consolidated financial statements also include the accounts of Mazeppa Processing Partnership (MPP) in accordance with the accounting policy outlined in Note 2(e).

Certain information and disclosures normally required to be included in notes to annual consolidated financial statements have been condensed or omitted. The consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2002. The consolidated interim financial statements have been prepared following the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended December 31, 2002. Accounting policies applied during the period to MPP operations and different from those disclosed by the Company at December 31, 2002, are as follows:

a)    PETROLEUM AND NATURAL GAS PROCESSING FACILITIES

      Costs associated with acquisition, expansion and major turnarounds are capitalized. Depreciation of these assets, once available for use, is provided for on a straight-line basis over 30 years.

b)    REVENUE RECOGNITION

      Revenue associated with the processing of natural gas and natural gas liquids are recognized in earnings in the same period as when the products are shipped and the purchaser has taken possession of the commodity. Other revenue is recognized in the period that the service is provided to the customer.

c)    DEFINED BENEFIT PENSION PLAN

      The Company accrues for its obligations under its defined benefit pension plan and the related costs, net of plan assets. The cost of the pension is actuarially determined using the projected benefit method based on length of service and reflects Management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. Actuarial evaluations are required every three years, the most recent being January 1, 2003. The Company has early adopted the amendments made to disclosure requirements in CICA Handbook section 3461, "Employee Future Benefits".

2.    CHANGES IN ACCOUNTING POLICIES

a)    ASSET RETIREMENT OBLIGATIONS

      During the fourth quarter of 2003, the Company retroactively early adopted the Canadian accounting standard as outlined in CICA Handbook section 3110, "Asset Retirement Obligations". The Company recognizes the fair value of estimated asset retirement obligations in the consolidated balance sheet when a reasonable estimate of fair value can be made. Asset retirement obligations include those for which a company faces a legal obligation to retire tangible long-lived assets such as well sites, pipelines and facilities. Increases in the asset retirement obligations resulting from the passage of time are recorded as accretion to the asset retirement obligations in the consolidated statement of earnings. Actual expenditures incurred are charged against the accumulated obligations.

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated) December 31, 2003
--------------------------------------------------------------------------------

2.    CHANGES IN ACCOUNTING POLICIES (CONTINUED)

      The asset retirement cost, equal to the estimated fair value of the retirement obligations is capitalized as part of the cost of the related long-lived asset. Asset retirement costs are amortized using the unit-of-production method and are included in depreciation depletion on the consolidated statement of earnings.

      The Company previously estimated costs of site restoration and abandonment and recognized them in earnings on a unit-of-production basis with a corresponding liability on the balance sheet. With the adoption of the new accounting standard, all prior periods have been restated. The following table summarizes the effects of this change in accounting policy.

                                                        CHANGE, increase (decrease)
                                         ----------------------------------------------------------
                                             Three months ended                  Years ended
                                         ---------------------------       ------------------------
                                            2003            2002             2003          2002
---------------------------------------------------------------------------------------------------
                                                                  (millions)
      Assets
        Property and equipment           $    7.1         $     6.6        $     7.1      $    6.6
      Liabilities
        Asset retirement obligations     $   17.3         $    17.3        $    17.3      $   17.3
        Future income taxes              $   (3.1)        $    (2.8)       $    (3.1)     $   (2.8)
        Future site restoration          $   (0.7)        $    (2.2)       $    (0.7)     $   (2.2)
      Shareholders' equity
        Retained earnings                $   (5.9)        $    (5.7)       $    (5.7)     $   (5.2)
      Net earnings                       $   (0.5)        $      --        $    (0.7)     $   (0.5)

b)    FULL COST ACCOUNTING

      During the fourth quarter of 2003 the Company early adopted CICA Accounting Guideline 16 "Oil and Gas Accounting - Full Cost". The new guideline modifies the way the impairment test is performed and requires costs centres be tested for recoverability using undiscounted future cash flows from proved reserves plus the cost of undeveloped properties. When the carrying amount of the asset is not recoverable, the asset would be written down to its fair value. Fair value is determined to be discounted cash flow plus undeveloped properties. Discounted cash flow is calculated using a present value technique that incorporates proved plus probable reserves, prices that are consistent with those used by the Company in developing other corporate information and a risk free interest rate.

      There is no impact on the carrying value of the Company assets as a result of applying the new guideline.

c)    STOCK-BASED COMPENSATION

      During the fourth quarter of 2003, the Company early adopted the Canadian accounting standard as outlined in CICA Handbook section 3870, "Stock-based Compensation and Other Stock-based Payments". The new section requires the use of the fair-value method of accounting for the stock options granted to employees and directors. As allowed by section 3870, this policy has been adopted prospectively and prior years have not been restated. The Company records a stock based compensation expense in the consolidated statement of earnings for all options granted on or after January 1, 2003, with a corresponding increase to contributed surplus. Compensation expense for options granted during 2003 is based on the estimated fair values at

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated) December 31, 2003
--------------------------------------------------------------------------------

2.    CHANGES IN ACCOUNTING POLICIES (CONTINUED)

      the time of the grant and the expense is recognized over the vesting period of the option. The Company recognized $0.8 million of compensation expense for options granted during 2003. For options granted from January 1, 2001 to December 31, 2002 the Company continues to disclose the pro-forma earnings impact of related stock based compensation expense, (see Note 8).

d)    IMPAIRMENT OF LONG-LIVED ASSETS

      During the fourth quarter of 2003, the Company early adopted the standards outlined in the CICA Handbook section 3063, "Impairment of Long-Lived Assets" which establishes standards for the recognition, measurement and disclosure of any impairment of long-lived assets comprised of office equipment. An impairment is recognized when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The Company estimates fair value based upon current prices for similar assets. The accounting policy has been adopted prospectively and has no impact on these consolidated financial statements.

e)    VARIABLE INTEREST ENTITIES

      In December 2003, the Financial Accounting Standards Board (FASB) in the United States issued Interpretation 46 (revised December 2003) "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51" ("FIN 46R"). The standard requires that variable interest entities be consolidated by their primary beneficiary. The standard is effective for the first period ending after December 15, 2003. In Canada, the Accounting Standards Board (AcSB) has issued a draft guideline proposing amendments to Accounting Guideline AcG-15, "Consolidation of Variable Interest Entities" which is expected to be substantially in accordance with the United States standard. Once finalized, the amendments would harmonize the guideline with the corresponding United States standard. The amended guideline remains effective for annual and interim periods beginning on or after November 1, 2004.

      The Company adopted the provisions of FIN 46R as of December 31, 2003. The effects of adopting FIN 46R on the consolidated financial statements are summarized in Note 3.

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated) December 31, 2003
--------------------------------------------------------------------------------

3.       SEGMENTED INFORMATION

In June of 2003, Mazeppa Processing Partnership (MPP), a limited partnership organized under the laws of the province of Alberta, acquired certain midstream assets from an independent third party. The assets consist of major natural gas gathering and processing facilities in southern Alberta. The Company has minimal equity ownership in MPP. However, in its capacity as general partner, the Company has control of MPP and manages the activities of the partnership and processes a significant portion of its production in southern Alberta through the facilities. The Company is considered to be the primary beneficiary of MPP's operations and the consolidated financial statements of the Company include the accounts of MPP in accordance with the accounting policy outlined in Note 2(e).

The operations of MPP are considered to be a business segment separate and distinct from the Company's exploration, exploitation, development and production activities (E&P activities). Information relating to the two business segments is summarized below and Inter-company transactions are eliminated on consolidation as indicated.

                                                        E&P                        INTER-
For the year ended December 31, 2003                ACTIVITIES        MPP          COMPANY        TOTAL
----------------------------------------------------------------------------------------------------------
Oil and natural gas revenues                       $   332,759     $   8,114     $  (6,180)     $ 334,693
Royalties                                              (82,566)           --            --        (82,566)
                                                   ------------    ----------    -----------    ----------
                                                       250,193         8,114        (6,180)       252,127
                                                   ------------    ----------    -----------    ----------

Operating                                               52,733         5,299        (6,044)        51,988
General and administrative                              11,992           350          (136)        12,206
Interest, net                                           27,788         1,442            --         29,230
Depletion and depreciation                              60,631         1,118            --         61,749
Accretion of asset retirement obligations                1,421            15            --          1,436
Foreign exchange (gain)                                (47,368)           --            --        (47,368)
Stock-based compensation                                   793            --            --            793
                                                   ------------    ----------    -----------    ----------
                                                       107,990         8,224        (6,180)       110,034
                                                   ------------    ----------    -----------    ----------

Earnings before tax and non-controlling                142,203          (110)           --        142,093
interest

Tax                                                     23,323            --            --         23,323

Non-controlling interest                                    --            --          (110)          (110)
                                                   ------------    ----------    -----------    ----------

Net earnings (loss)                                $   118,880     $    (110)    $     110      $ 118,880
                                                   ============    ==========    ===========    ==========

Earnings (losses) from the operations of MPP are attributable to the Limited Partner and are charged to non-controlling interest on the consolidated balance sheet.

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated) December 31, 2003
--------------------------------------------------------------------------------

3.       SEGMENTED INFORMATION (CONTINUED)

                                                           E&P
Capital expenditures                                   ACTIVITIES           MPP             TOTAL
-------------------------------------------------------------------------------------------------------
     Property and equipment additions                  $     209,504    $    12,551      $   222,055
     Property acquisitions                                    13,418         52,204           65,622
     Property dispositions                                    (2,194)            --           (2,194)
                                                       --------------   ------------     ------------

                                                       $     220,728    $    64,755      $   285,483
                                                       ==============   ============     ============

                                                                       PROPERTY
                                                                         AND
Property and Equipment and Total assets                               EQUIPMENT        TOTAL ASSETS
-----------------------------------------------------------------------------------------------------
     E&P activities                                                  $   874,982     $   1,062,228
     MPP                                                                  65,075            70,223
     Inter-company amounts                                                    --           (68,131)
                                                                     -----------     -------------

     Total                                                           $   940,057     $   1,064,320
                                                                     ===========     =============

The Company has advanced the funds to MPP necessary to acquire the midstream assets, expand the facilities and fund ongoing operations. The inter-company elimination of total assets noted above relates to an inter-company receivable/payable in respect to these amounts. MPP is currently in the process of securing alternative funding, the proceeds of which will be used to repay funds advanced by the Company.

4.     CREDIT FACILITIES

As at December 31,                                      2003            2002
-----------------------------------------------------------------------------


Authorized
    Extendible revolving credit facility           $ 175,000        $ 158,000
    Working capital facility                          10,000           10,000
                                                   ---------        ---------

    Total                                          $ 185,000        $ 168,000
                                                   =========        =========

Utilized                                           $ 164,500        $  40,000
                                                   =========        =========

As of July 7, 2003, the Company had a net borrowing base of $240 million as determined by the Company's Canadian banking syndicate and the Company arranged authorized syndicated senior credit facilities with the syndicate in the amount of $185 million (2002 - $168 million). The senior credit facilities consist of a $175 million (2002 - $158 million) extendible revolving credit facility and a $10 million (2002 - $10 million) working capital facility. Advances under the facilities can be drawn in either Canadian or U.S. funds. The facilities bear interest at the lenders' prime lending rate or at the Bankers' Acceptance rate or LIBOR plus a margin based on the ratio of total consolidated debt to cash flow, currently set at 0.70 percent, 1.70 percent and 1.70 percent, respectively. Subsequent to December 31, 2003, the authorized credit facilities were increased to $215 million. These facilities mature on July 7, 2004.

The credit facilities are secured by a first fixed and floating charge debenture in the amount of $325 million covering all the Company's assets and undertakings.

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated) December 31, 2003
--------------------------------------------------------------------------------

5.     SENIOR TERM NOTES

  As at December 31,                                         2003          2002
  ------------------------------------------------------------------------------

  Senior term notes (U.S.$165.0 million)
    Proceeds on issuance                               $  259,051   $   259,051
    Unrealized foreign exchange (gain) loss               (45,805)        1,583
                                                       ----------   -----------

                                                       $  213,246   $   260,634
                                                       ==========  ============

The senior term notes bear interest at 9.90 percent, semi-annually, with principal repayable on May 15, 2009 and are subordinate to the Company's bank credit facilities.

The Company entered into interest rate swap arrangements with its banking syndicate whereby interest paid by the Company on the U.S.$165.0 million principal amount is based upon the 90 day Bankers' Acceptance rate plus 4.85 percent. This arrangement resulted in an effective interest rate of 7.85 percent during period ended December 31, 2003 (2002 - 7.65 percent).

Interest incurred on senior term notes was $20.3 million for the year ended December 31, 2003 (2002 - $12.9 million).


6.     ASSET RETIREMENT OBLIGATIONS

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligations associated with the retirement of oil and gas assets:

                                                   Three months ended                        Years ended
                                             ----------------------------            ----------------------------
  As at December 31,                           2003                 2002               2003                2002
-----------------------------------------------------------------------------------------------------------------
Asset retirement obligations,
beginning of period                          $ 18,580            $ 17,023            $ 17,335            $ 16,010
   Liabilities incurred                           300                 195               1,241                 530
   Liabilities settled                         (1,938)               (211)             (2,683)               (446)
   Accretion expense                              387                 328               1,436               1,241
                                            ---------           ---------           ---------           ---------
Asset retirement obligations,
end of period                                $ 17,329            $ 17,335            $ 17,329            $ 17,335
                                            =========           =========           =========           =========

The total undiscounted amount of estimated cash flows required to settle the obligations is $135.1 million (2002 - $103.9 million), which has been discounted using a credit-adjusted risk free rate of 10.6 percent. The majority of these obligations is not expected to be paid for several years, or decades, in the future and will be funded from general Company resources at the time of removal.

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated) December 31, 2003
--------------------------------------------------------------------------------

7.     CAPITAL STOCK

ISSUED AND OUTSTANDING

       As at December 31,                                  2003                                      2002
       -------------------------------------------------------------------------------------------------------------
                                            NUMBER OF                                 Number of
                                              SHARES               AMOUNT               shares              Amount
                                            ---------            ---------            ---------            ---------
                                              (000's)                                   (000's)
       Common shares outstanding,
         beginning of year                    116,271            $ 128,079              113,105            $ 116,572
         Shares issued for cash, net              587                2,712                3,085                9,711
         Shares issued for property                15                   81                  350                1,225
         Shares issued under
           option plan                            913                2,296                  527                1,397
         Shares repurchased                    (1,363)              (1,591)                (796)                (826)
                                            ---------            ---------            ---------            ---------

       Common shares outstanding,
         end of year                          116,423            $ 131,577              116,271            $ 128,079
                                            =========            =========            =========            =========

      During the fourth quarter of 2003, common shares issued for cash include 587,370 (2002 - 3,085,175) common shares issued on a flow-through basis. Under the terms of the current year flow-through agreements, the Company is required to expend $4.2 million on qualifying oil and natural gas expenditures prior to December 31, 2004. As at December 31, 2003, the Company had not incurred any qualifying expenditures.

      Effective March 10, 2003, the Company received approval from the Toronto Stock Exchange for a Normal Course Issuer Bid. Under the Bid, the Company could purchase for cancellation up to 5,000,000 of its common shares, representing 4.3 percent of the 116,564,587 common shares outstanding as of March 4, 2003. The current Normal Course Issuer Bid expired on March 10, 2004 and was subsequently renewed.

      During the year, the Company purchased for cancellation 1,363,401 common shares at an average price of $5.83 per share (2002 - 796,200 shares at an average price of $3.80 per share; 2001 - 4,206,000 shares at an average price of $4.23 per share), pursuant to a normal course issuer bid. The excess of the purchase price over book value has been charged to retained earnings.

8.     STOCK-BASED COMPENSATION PLANS

STOCK OPTION PLAN

The Company has a Stock Option Plan, for directors, officers and employees. As of December 31, 2003, 10,671,907 (2002 - 10,356,528) options with exercise prices between $0.60 and $6.17 were outstanding and exercisable at various dates to May 9, 2013. The exercise price of each option equals the market price of the Company's common shares on the date of the grant. Options granted under the plan before June 1, 2003 are generally fully exercisable after four years and expire ten years after the grant date. Options granted under the plan after June 1, 2003 are generally fully exercisable after four years and expire five years after the grant date.

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated) December 31, 2003
--------------------------------------------------------------------------------

8.    STOCK-BASED COMPENSATION PLANS (CONTINUED)

The following table summarizes information relating to stock options:

As at December 31,                                          2003                                     2002
------------------------------------------------------------------------------------------------------------------------
                                                                  WEIGHTED                                Weighted
                                                                   AVERAGE                                 average
                                            STOCK                 EXERCISE           Stock                exercise
                                           OPTIONS                  PRICE           Options                 price
                                         -----------             ---------        -----------             --------
   Outstanding,                           10,356,528             $   2.21           9,829,334             $   2.03
     Beginning of year
    Granted                                1,503,100             $   5.18           1,669,570             $   4.00
    Exercised                               (912,621)            $   2.52            (526,506)            $   2.65
    Cancelled                               (275,100)            $   4.63            (615,870)            $   3.83
                                         -----------             ---------        -----------             --------

    Outstanding, end of year              10,671,907             $   2.54          10,356,528             $   2.21
                                         ===========             =========        ===========             ========

   Exercisable, end of year                7,762,977             $   1.77           7,691,288             $   1.63
                                         ===========             =========        ===========             ========

As described in Note 2(c), the Company recorded stock-based compensation expense in the consolidated statement of earnings for stock options granted after January 1, 2003 to employees and directors using the fair-value method. Options granted prior to January 1, 2003 are accounted for using the intrinsic value method. If the Company had applied the fair-value method at the grant dates of the awards consistent with methodology prescribed by the CICA Handbook section 3870, the Company's pro-forma net earnings and net earnings per share would have been as indicated below:

  For the years ended December 31,                    2003          2002
  ---------------------------------------------------------------------------
  Net earnings
       As reported                                 $   118,880    $   18,312
       Less fair value of stock options                 (2,317)       (3,317)
                                                    -----------    ----------

       Pro-forma                                   $   116,563    $   14,995
                                                    ===========    ==========

  Net earnings per common share - basic
       As reported                                 $      1.02    $     0.16
       Pro-forma                                   $      1.00    $     0.13

  Net earnings per common share - diluted
       As reported                                 $      0.97    $     0.16
       Pro-forma                                   $      0.95    $     0.13

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated) December 31, 2003
--------------------------------------------------------------------------------

8.     STOCK-BASED COMPENSATION PLANS (CONTINUED)

       The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

        For the years ended December 31,                       2003        2002
        ------------------------------------------------------------------------
        Weighted average fair value of options granted     $   3.01     $  3.00
        Risk-free interest rate                                4.3%         5.2%
        Expected lives (years)                                  6.1        10.0
        Expected volatility                                   56.0%        62.5%

SHARE APPRECIATION RIGHTS PLAN

Handbook section 3870 requires recognition of compensation costs with respect to changes in the intrinsic value for the variable component of fixed options. During the year ended December 31, 2003, the Company recorded a compensation expense of $33 thousand related to the outstanding variable component of these options (2002 - $190 thousand). The liability related to the variable component of these options amounts to $2.4 million, which is included in accounts payable as at December 31, 2003 (2002 - $3.2 million).

9.    PER SHARE AMOUNTS

The following table summarizes the common shares used in calculating net earnings per common share:

                                               THREE MONTHS ENDED             YEARS ENDED
                                             ------------------------    ----------------------
AS AT DECEMBER 31,                              2003          2002          2003         2002
-----------------------------------------------------------------------------------------------
Weighted average common shares
   outstanding - basic                         116,008       113,873       116,267      113,428
Effect of stock options                          6,020         5,342         5,856        4,572
                                             ----------    ----------    ----------    ---------
Weighted average common shares
   outstanding - diluted                       122,028       119,215       122,123      118,000
                                             ==========    ==========    ==========    =========

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated) December 31, 2003
--------------------------------------------------------------------------------

10.   DEFINED BENEFIT PENSION PLAN

The Company does not have a pension plan for its employees.

MPP assumed a defined benefit pension plan providing pension benefits to substantially all of its employees. Information about this defined post-retirement benefit plan is as outlined below:

    DECEMBER 31,                                                       2003
    ----------------------------------------------------------------------------

    Accrued benefit obligation, beginning of period              $           --
            Plan acquisition                                              5,068
            Current service cost                                            111
            Interest cost                                                   173
            Benefits paid                                                   (41)
            Contributions                                                    20
                                                                   -------------
    Accrued benefit obligation, end of year                      $        5,331
                                                                   =============

    Fair value of plan assets, beginning of period               $           --
            Plan acquisition                                              4,031
            Actual return on plan assets                                    374
            Employer contributions                                          104
            Employee contributions                                           20
            Benefits paid                                                   (41)
                                                                   -------------
    Fair value of plan assets, end of year                       $        4,488
                                                                   =============

    Funded status - plan assets less than benefit obligation     $          843
           Unamortized net actuarial loss                                   221
           Unamortized past service cost                                 (1,000)
                                                                   -------------
    Accrued benefit liability, included in other liabilities     $           64
                                                                   =============

The weighted average assumptions used to determine benefit obligations and periodic expense is as follows:

     DECEMBER 31,                                                          2003
     ---------------------------------------------------------------------------

     Discount rate                                                         6.3%
     Expected long-term rate of return on plan assets                      7.0%
     Rate of compensation increase                                         4.0%
     Average remaining service period of covered employees             15 YEARS

Pension expense, included in MPP operating costs for period ending December 31, 2003 is as follows:

     Current service cost                                        $         111
     Interest on accrued benefit obligation                                173
     Interest on assets                                                   (152)
     Amortization of past service cost                                      37
                                                                    -----------

     Pension expense                                             $         169
                                                                    ===========

MPP expects to contribute $368 thousand to the plan in 2004. Contributions by the participants to the pension plan were $224 thousand for the year ended December 31, 2003.

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated) December 31, 2003

10.   DEFINED BENEFIT PENSION PLAN (CONTINUED)

The expected rate of return on plan assets is based on historical and projected rates of return for each asset class in the plan investment portfolio. The objective of the assets allocation policy is to manage the funded status of the plan at an appropriate level of risk, giving consideration to the security of the assets and the potential volatility of market returns and the resulting effects on both contribution requirements and pension expense. The asset allocation structure is subject to diversification requirements and constraints which reduce risk by limiting exposure to individual equity investments, credit rating categories and foreign currency exposure.

The pension plan asset allocation is as follows:

                                TARGET ALLOCATION %         % OF PLAN ASSETS AT
                                NORMAL         RANGE         DECEMBER 31, 2003
                             -------------------------    ----------------------

   Domestic equity                40           25-55               37
   Foreign equity                 20           10-25               25
   Fixed income                   40           25-55               38
   Short term                     --            0-20               --
                             ------------                 ----------------------
   Total                         100                              100
                             ============                 ======================


11.   FUTURE INCOME TAXES

During the second quarter of 2003, federal and provincial tax rate reductions were substantively enacted for purposes of accounting principles generally accepted in Canada. The Canadian federal government introduced legislation to reduce the corporate income tax rate on resource income from 28.0 percent to
21.0 percent to be phased in over a five year period starting January 1, 2003. The legislation also eliminates the existing 25.0 percent resource allowance and provides for the deductibility of crown royalties paid. The Government of Alberta introduced legislation to reduce its corporate income tax rate from 13.0 percent to 12.5 percent effective April 1, 2003. The effect of these changes has been recognized during the year ended December 31, 2003 resulting in a future income tax expense recovery of $37.1 million.


12.   FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company is exposed to fluctuations in commodity prices, interest rates and Canada/U.S. exchange rates. The Company, when appropriate, utilizes financial instruments to manage its exposure to these risks.

a)    COMMODITY PRICE RISK MANAGEMENT

      The Company enters into hedge transactions on crude oil and natural gas to mitigate commodity price risk. Oil and gas revenues for the period ended December 31, 2003 include losses of $8.0 million (2002 - $1.2 million gain) on these transactions.

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated) December 31, 2003
--------------------------------------------------------------------------------


12.   FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)

      The following table outlines the financial agreements in place at December 31, 2003:

                                          DAILY
                                          NOTIONAL                                           UNREALIZED
                     TERM                 VOLUME        PRICE COLLARS                        GAIN/(LOSS)
     ---------------------------------------------------------------------------------------------------
     Natural gas
          Collar     Nov. 03 - Mar. 04    9,524 mcf     $5.51/mcf - $8.93/mcf               $         58
          Collar     Jan. 04 - June 04    9,524 mcf     $5.12/mcf - $6.75/mcf               $       (311)
          Collar     Jan. 04 - Mar. 04    9,524 mcf     $6.18/mcf - $8.14/mcf               $       (109)
          Collar     Apr. 04 - Oct. 04    9,524 mcf     $4.99/mcf - $6.33/mcf               $       (227)

     Crude oil
          Collar     Jan. 04 - Dec. 04    1,500 bbls    U.S.$25.83/bbl - U.S.$29.37/bbl     $ U.S.(1,093)


b) INTEREST RATE RISK MANAGEMENT

      Concurrent with the closing of the senior notes offering, the Company entered into interest rate swap arrangements with its banking syndicate that convert fixed rate U.S. dollar denominated interest obligations to floating rate Canadian dollar denominated interest obligations. Interest paid by the Company on the U.S. $165 million principal is based upon a notional amount of CDN $259 million times the rate determined to be the aggregate of the 90-day Bankers' Acceptance rate plus 4.85 percent for each settlement period.

      The terms of the swaps correlate with the terms of the debt agreement and have been accounted for using hedge accounting. The effect on the Company has been a reduction in the effective interest rate to 7.85 percent (2002
      - 7.65 percent). At December 31, 2003, there was an unrealized hedge loss, calculated on a mark-to-market basis of $8.9 million (2002 - $15.4 million gain) relating to the interest rate swap.

c) FOREIGN CURRENCY RISK MANAGEMENT

       At December 31, 2003 all foreign currency swaps expired and the Company has not entered into any new arrangements. During the year, a foreign exchange gain of $2.5 million (2002 - $0.4 million) was realized and included in revenue.

d) FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

      The fair values of the Company's financial assets and liabilities, other than its senior term notes that are included in the Company's consolidated balance sheet as at December 31, 2003, approximate their carrying value. The estimated fair value of senior term notes is $231.6 million as of December 31, 2003 (2002 - $271.1 million) based upon market information.

FORWARD LOOKING STATEMENTS

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. These statements are subject to certain risks and uncertainties and may be based on assumptions that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

CONFERENCE CALL

Compton will be conducting a conference call and audio webcast on Friday, April 30, 2004 at 9:00 a.m. Mountain Standard Time (11:00 a.m. EST) to discuss the Company's 2003 fourth quarter and 2003 annual financial and operating results. To participate in the conference call, please contact the Conference Operator at 8:50 a.m. (MST), ten minutes prior to the call.

Conference Operator Dial-in Number:   Toll-Free 1-800-814-4861
                                      Local Toronto 1-416-640-4127

Audio webcast:
     English Event Url:
        http://www.newswire.ca/en/webcast/viewevent.cgi?eventid=799700
     French Event URL:
        http://www.cnw.ca/fr/webcast/viewevent.cgi?eventid=799700

The audio replay will be available two hours after the conclusion of the conference call and will be accessible until May 7, 2004. Callers may dial toll-free 1-877-289-8525 and enter Access Code 21048633 (followed by the pound key).

Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development and production of natural gas, natural gas liquids and crude oil in the Western Canadian Sedimentary Basin. The Company's common shares are listed and traded on the Toronto Stock Exchange (TSX) under the symbol "CMT" and is included in both the TSX Composite Index and the TSX MidCap Index.

For further information: Compton Petroleum Corporation, E.G. Sapieha, President & CEO, N.G. Knecht, VP Finance & CFO, or C.M. King, Manager, Investor Relations,
Telephone: (403) 237-9400, Fax (403) 237-9410.

Website: www.comptonpetroleum.com       Email: investorinfo@comptonpetroleum.com